Exhibit 99.1

Sapiens Reports 16.3% Year-Over-Year Increase in Annual Revenue

to $157.5 Million

Quarterly Revenues Increased by 15.4% Year-Over-Year

to $41.8 Million

Non-GAAP Annual Operating Profit Increased by 21.1%

Operating Margin Increases Each Quarter Sequentially;

Holon, Israel, February 25, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY), today announced record financial results for the fourth quarter and year ended December 31, 2014.

Fourth Quarter Highlights:

•	Non-GAAP revenue of $41.8 million, up 15.4% compared to $36.2 million in the fourth quarter of 2013.

•	Non-GAAP operating profit was $5.0 million, or 11.9% operating margin, compared to $3.8 million, or 10.4% operating margin, in the fourth quarter of 2013. The increase in operating profit was 31.9% and the Company’s operating margin increased sequentially in each quarter of 2014.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $4.9 million or $0.10 per diluted share compared to $3.4 million, or $0.07 per diluted share in the fourth quarter last year.

•	Cash, cash equivalents and securities investments as of December 31, 2014 was $80.5 million, with no debt.

Full-Year Highlights:

•	Non-GAAP revenue increased by 16.3% to $157.5 million from $135.4 million in 2013.

•	Non-GAAP operating profit was $17.0 million compared to $14.0 million in 2013, an increase of 21.1%.

•	Non-GAAP net income attributable to Sapiens’ shareholders reached $16.0 million, compared to $14.0 million in 2013, an increase of 14.2%.

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Roni Al-Dor, President and CEO of Sapiens, commented: "We concluded 2014 with a solid revenue increase driven by growth in all of our products and in all of our geographic regions. With new versions released across our entire product line, an expanded sales team increasingly focused on global growth areas, and a stronghold position in the market, we are well positioned to continue our growth trajectory into 2015 and beyond. Our recent efforts to enhance our sales and marketing organization are paying off as we strengthen our brand recognition and increase our presence in the insurance industry. At the same time, the investments we have made in new product development are proving to be just what both our existing and prospective customers are looking for. I remain optimistic about both the near-term and long-term prospects for our market and the impact Sapiens will have as an innovative provider of software solutions."

“I am equally pleased with the improvement in our operating margins, as we completed the majority of the investments and demonstrated solid, sequential improvements in our operating margin during each quarter of the year,” continued Mr. Al-Dor. “We expect continued improvement in our profitability in 2015 as we efficiently scale our business.”

2015 Business Outlook

Management indicated it expects 2015 revenues to grow approximately 17% on a constant currency basis. Based on current exchange rates, and accounting for the foreign currency exchange rate impact, this represents full year 2015 revenue of approximately $174 to $178 million.

The company also expects full-year 2015 NON-GAAP operating margins in the range of 12% - 13%.

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, February 25 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

•	North America (toll-free): + 1-888-668-9141
•	International: +972-3-918-0609
•	UK: 0-800-917-5108

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The live webcast of the call can be viewed on Sapiens’ website at:

http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until March 4, 2015, as follows

•	North America: 1-888-782-4291
•	International: +972-3-925-5904

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

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Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, Amortization of internal-use software development costs interest expense, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of about 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

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Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31 ,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	41,773	36,192	157,450	135,377
Gross profit	17,478	14,854	64,193	55,790
Gross Margin	41.8%	41.0%	40.8%	41.2%
Operating profit	4,958	3,758	17,014	14,049
Operating Margin	11.9%	10.4%	10.8%	10.4%
Net income attributable to Sapiens' shareholders	4,948	3,386	16,008	14,022
Adjusted EBITDA	5,363	4,230	18,596	15,311
EBITDA Margin	12.8%	11.7%	11.8%	11.3%
Basic earnings per share	0.10	0.08	0.34	0.35
Diluted earnings per share	0.10	0.07	0.33	0.33

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31 ,
	2014	2013	2014	2013

GAAP operating profit	4,550	3,325	14,906	11,883

Non GAAP adjustments:
Amortization of capitalized software	1,194	1,130	4,926	4,500
Amortization of other intangible assets	544	525	2,209	2,125
Capitalization of software development	(1,556)	(1,456)	(6,094)	(5,392)
Stock-based compensation	226	234	1,067	933

Non GAAP operating profit	4,958	3,758	17,014	14,049

Depreciation	405	472	1,582	1,262

Adjusted EBITDA	5,363	4,230	18,596	15,311

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Revenues by category
U.S. dollars in thousands

	Three months ended December 31, 2014		Year ended December 31, 2014
	Revenues	Percentage	Revenues	Percentage

License	2,439	5.8%	13,204	8.4%
Services and Maintenance	39,334	94.2%	144,246	91.6%
Total	41,773	100.0%	157,450	100.0%

Revenues by geographic breakdown
U.S. dollars in thousands

	Three months ended December 31, 2014		Year ended December 31, 2014
	Revenues	Percentage	Revenues	Percentage

North America	13,560	32.5%	49,585	31.5%
Europe	23,119	55.3%	92,133	58.5%
APAC	5,094	12.2%	15,732	10%
Total	41,773	100%	157,450	100%

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	41,773	36,192	157,450	135,377
Cost of revenue	25,731	22,692	99,095	84,971

Gross profit	16,042	13,500	58,355	50,406

Operating Expenses:
Research and development, net	2,752	2,768	11,352	11,846
Selling, marketing, general and administrative	8,740	7,407	32,097	26,677
Total operating expenses	11,492	10,175	43,449	38,523

Operating income	4,550	3,325	14,906	11,883

Financial income, net	26	(212)	(124)	(520)
Taxes and other expenses, net	(88)	157	454	811

Net income	4,612	3,380	14,576	11,592

Attributable to non-controlling interest	(12)	(41)	113	(12)

Net income attributable to Sapiens' shareholders	4,624	3,421	14,463	11,604

Basic earnings per share	0.10	0.08	0.31	0.29

Diluted earnings per share	0.09	0.08	0.30	0.27

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	47,655	42,875	47,210	40,024
Diluted earnings per share	49,057	45,487	48,637	42,316

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Non-GAAP revenue	41,773	36,192	157,450	135,377

GAAP gross profit	16,042	13,500	58,355	50,406
Amortization of capitalized software	1,194	1,130	4,926	4,500
Amortization of other intangible assets	242	224	912	884
Non-GAAP gross profit	17,478	14,854	64,193	55,790

GAAP operating income	4,550	3,325	14,906	11,883
Gross profit adjustments	1,436	1,354	5,838	5,384
Capitalization of software development	(1,556)	(1,456)	(6,094)	(5,392)
Amortization of other intangible assets	302	301	1,297	1,241
Stock-based compensation	226	234	1,067	933
Non-GAAP operating income	4,958	3,758	17,014	14,049

GAAP net income attributable to Sapiens' shareholders	4,624	3,421	14,463	11,604
Operating income adjustments	408	433	2,108	2,166
Other	(84)	(468)	(563)	252
Non-GAAP net income attributable to Sapiens' shareholders	4,948	3,386	16,008	14,022

Non-GAAP basic earnings per share	0.10	0.08	0.34	0.35

Non-GAAP diluted earnings per share	0.10	0.07	0.33	0.33

Shares used in computing US NON GAAP basic earnings per share (in thousands)	47,655	42,875	47,210	40,024
Shares used in computing US NON GAAP diluted earnings per share (in thousands)	49,057	45,487	48,637	42,316

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2014	2013
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	47,400	70,313
Trade receivables, net	28,540	23,669
Other receivables and prepaid expenses	3,962	4,126
Deferred Taxes	2,319	2,420

Total current assets	82,221	100,528

LONG-TERM ASSETS:
Marketable Securities	33,098	-
Property and equipment, net	4,763	5,263
Severance pay fund	10,735	11,228
Other intangible assets, net	27,060	30,014
Other long-term assets	3,248	2,957
Goodwill	67,698	72,438

Total long-term assets	146,602	121,900

TOTAL ASSETS	228,823	222,428

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	2,952	6,517
Accrued expenses and other liabilities	25,159	20,567
Deferred revenue	9,272	9,928

Total current liabilities	37,383	37,012

LONG-TERM LIABILITIES:
Other long-term liabilities	3,264	2,393
Accrued severance pay	11,980	12,615

Total long-term liabilities	15,244	15,008

EQUITY	176,196	170,408

TOTAL LIABILITIES AND EQUITY	228,823	222,428

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SAPIENS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. Dollars in thousands

	For the Year ended
	31/12/2014	31/12/2013
	(unaudited)	(unaudited)
Cash flows from operating activities:

Net income	14,576	11,592
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	8,717	7,887
Amortization of premium and accrued interest on marketable securities	(225)	-
Stock-based compensation related to options issued employees	1,067	933
Increase in trade receivables	(6,637)	(6,677)
Deferred tax assets	(1,020)	1,133
Decrease (Increase) in other operating assets	127	(2,317)
Increase (Decrease) in trade payables	(3,297)	1,874
Increase in Other operating liabilities	8,469	383
Increase (Decrease) in Deferred revenues	(223)	2,508
Increase (Decrease) in Severance pay	7	(50)

Net cash provided by operating activities	21,561	17,266

Cash flows from investing activities:
Purchase of property and equipment	(1,468)	(4,129)
Purchase of marketable securities	(34,906)	-
Proceeds from sales of marketable securities	1,543	-
Payments for business acquisition, net of cash acquired	(2,064)	-
Increase in capitalized software development costs	(6,094)	(5,392)
Decrease (Increase) in Restricted Cash	239	(210)
Net cash used in investing activities	(42,750)	(9,731)

Cash flows from financing activities:
Distribution of dividend	-	(5,802)
Dividend to non-controlling interests	(106)	(157)
Proceeds from employee stock options exercised	1,569	1,689
Issuance of shares upon public offering, net	-	37,791
Net cash provided by financing activities	1,463	33,521

Effect of exchange rate changes on cash and cash equivalents	(3,187)	207

Increase (Decrease) in cash and cash equivalents	(22,913)	41,263
Cash and cash equivalents at the beginning of period	70,313	29,050

Cash and cash equivalents at the end of period	47,400	70,313

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